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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38945

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___July 1, 2005___ AND ENDING___June 30, 2006___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Joseph Matthews & Co., Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

169 Main Street

(No. and Street)

Staten Island, NY 10307-1226

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Quattrocchi   718-966-5700

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosenberg Rich Baker Berman & Company

(Name – *if individual, state last, first, middle name*)

380 Foothill Road, Bridgewater, NJ 08807

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

SEP 29 2006

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ Joseph Quattrocchi _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ Joseph Matthews & Co., Inc. _____ , as

of _____ June 30 _____ , 20 06 ___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Vice President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Joseph Matthews & Co., Inc.
Financial Statements and Supplementary Schedules
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
Year Ended June 30, 2006

Joseph Matthews & Co., Inc.
Index to the Financial Statements
June 30, 2006



A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS

380 Foothill Road ◦ P.O. Box 6483 • Bridgewater, NJ 08807-0483
Phone: 908-231-1000 • FAX: 908-231-6894
Website: www.rrbb.com ◦ E-Mail: info@rrbb.com

Aaron A. Rich, CPA◐
Alvin P. Levine, CPA+
Frank S. LaForgia, CPA
Carl S. Schwartz, CPA✳
David N. Roth, CPA
Steven J. Truppo, CPA
Leonard M. Friedman, CPA◆♣
Gary A. Sherman, CPA✳
Pamela Bezner Ali, CPA
Marsha L. Baldinger, CPA, CFP★◆
Robert S. Quick, CPA

Daniel M. Brooks, CPA

Dorvin M. Rosenberg, CPA
Nicholas L. Truglio, CPA▲

Kenneth A. Berman, CPA (1933-2000)
Barry D. Kopp, CPA✳ (1940-2005)

✳NJ and NY
+NJ and FL
●NJ, NY and PA
◆ Accredited in Business Valuation
♣Certified Business Appraiser
★Certified Financial Planner
▲Certified Fraud Examiner

Other Office:

111 Dunnell Road
Maplewood, NJ 07040
973-763-6363
973-763-4430 Fax

Independent Auditors' Report

To the Board of Directors and Stockholders of
Joseph Matthews & Co., Inc.

We have audited the accompanying statement of financial condition of Joseph Matthews & Co., Inc. as of June 30, 2006 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Joseph Matthews & Co., Inc. as of June 30, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedule, Computation of Net Capital, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosenberg Rich Baker Berman & Company

Bridgewater, New Jersey
August 9, 2006

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Joseph Matthews & Co., Inc.
Statement of Financial Condition
June 30, 2006

Assets	
Current Assets	
Cash	$ 4,570
Receivable from clearing agent	2,203
Deposit with clearing agent	37,250
Prepaid expenses	5,336
Marketable securities, at fair market value, cost basis of $81,817	100,433
Total Current Assets	149,792
Furniture and equipment, at cost, less accumulated depreciation of $36,717	3,463
Other investments	3,300
Security deposits	775
Total Assets	157,330
Liabilities and Stockholders' Equity	
Liabilities	
Accounts payable and accrued expenses	11,050
Total Liabilities	11,050
Stockholders' Equity	
Common stock, no par value, 100 shares authorized; 35 shares issued;	
33 shares outstanding	442,501
Additional paid in capital	309,627
Treasury stock, 2 common shares at cost	(20,000)
Retained (deficit)	(585,848)
Total Stockholders' Equity	146,280
Total Liabilities and Stockholders' Equity	$ 157,330

See notes to the financial statements.

Joseph Matthews & Co., Inc.
Statement of Operations
Year Ended June 30, 2006

Revenues	
Commissions	$ 247,500
Net dealer inventory and investment gains	18,616
Total Income	266,116
Expenses	
Officers' compensation	94,500
Office salary	48,600
Clearing expense	47,389
Trading expenses	6,927
Quote expenses	3,322
Licenses, dues and fees	8,192
Utilities	1,637
Professional fees	3,500
Communications	10,699
Office and postage	20,755
Rent	10,164
Equipment rental	784
Payroll taxes	11,474
Insurance	21,777
Other operating expenses	35
Depreciation expenses	1,204
Contributions	329
Sales and travel expenses	10,312
Total Expenses	301,600
Net Loss	$ (35,484)

See notes to the financial statements.

Joseph Matthews & Co., Inc.
Statement of Changes in Stockholders' Equity
Year Ended June 30, 2006

	Common Stock	Additional Paid In Capital	Treasury Stock	Retained (Deficit)	Total Stockholders' Equity
Balance at July 1, 2005	$ 442,501	$ 269,127	$ (20,000)	$ (550,364)	$ 141,264
Capital Contributions by Officers	-	40,500	-	-	40,500
Net Loss	-	-	-	(35,484)	(35,484)
Balance at June 30, 2006	$ 442,501	$ 309,627	$ (20,000)	$ (585,848)	$ 146,280

See notes to the financial statements.

Joseph Matthews & Co., Inc.
Statement of Cash Flows
Year Ended June 30, 2006

Cash Flows From Operating Activities

    Net Loss $ (35,484)

    Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:

Depreciation expense	1,204
Gain on market value fluctuation of marketable securities	(18,616)
Loss on disposition of fixed assets	698
Changes in Assets and Liabilities	
Decrease in receivable from clearing agent	12,290
Increase in prepaid expenses	(1,868)
Decrease in accounts payable	(1,450)
Total Adjustments	(7,742)
Net Cash Used in Operating Activities	(43,226)

Cash Flows From Financing Activities
    Cash received for additional paid in capital   40,500

        Net Cash Provided by Financing Activities   40,500

Net Decrease in Cash   (2,726)

Cash - July 1, 2005   7,296

Cash - June 30, 2006 $ 4,570

See notes to the financial statements.

NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization
Joseph Matthews & Co., Inc. is an introducing broker-dealer, located in New York, that places investment orders for clients throughout the country via an independent clearing agent. The Company is a member of the National Association of Securities Dealers, Inc. (NASD) and Securities Investor Protection Corporation (SIPC).

Basis of Accounting
The Company employs the accrual method of accounting for both financial and income tax reporting purposes.

Estimates and Uncertainties
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ from those estimates.

Revenue Recognition
Customer securities transactions are recorded on a settlement date basis with related commission income and expenses also recorded on a settlement date basis. Securities transactions of the Company are recorded on a trade date basis.

Marketable securities are valued at fair market with the resulting realized difference between cost and market (or fair value) included in income. Fair market value fluctuations of securities maintained by the company are adjusted monthly with the resulting unrealized appreciation or depreciation included in the current income statement.

Cash and Equivalents
For the purpose of the statement of cash flows, cash equivalents include time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

Deposit with Clearing Agent
The Company, per the terms of its clearing agreement, is required to maintain a restricted security deposit with its clearing broker. Such deposit amounts is refundable to the Company upon termination of the agreement.

Furniture and Equipment
Depreciation of furniture and equipment is computed using both straight line and accelerated methods using useful lives of five to fifteen years. Repairs and maintenance expenditures which do not extend the useful lives of the related assets are expensed as incurred.

Advertising Costs
Advertising costs are charged to operations in the year incurred.

NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or noncurrent, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or noncurrent depending on the periods in which the temporary differences are expected to reverse. Deferred taxes are also recognized for operating losses that are available to offset future federal income taxes.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECEIVABLE FROM CLEARING AGENT

The Company clears all security transactions through its clearing agent. Amounts earned are reconciled monthly and paid in the subsequent month. As a result, the Company considers the amounts due from its clearing agent to be fully collectible, and accordingly, no allowance for doubtful accounts has been established.

MARKETABLE SECURITIES

Marketable securities owned by the Company consist of corporate equity trading and investment securities at market value.

OTHER INVESTMENTS

This represents the Company's ownership of warrants of a private placement offering. As of June 30, 2006, cost approximates fair value.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Also, the rules of the SEC provide that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2006, the Company had net capital of $118,198 which was $68,198 in excess of its required net capital of $50,000. The Company's net capital ratio was 0.09 to 1.

INCOME TAXES

The Company has available net operating loss carryforwards which may be used to reduce Federal and State taxable income and tax liabilities in future years as follows:

Available Through	Net Operating Losses
2008	$ 17,549
2017	2,383
2016	70,427
2022	96,493
2023	96,255
2024	22,994
2025	11,763
2026	35,484
Total	$ 353,348

The total deferred tax asset is as follows:

Deferred tax asset	$ 120,000
Valuation allowance	(120,000)
Net Deferred Tax Asset	$ -

The valuation account decreased by $63,000 as of June 30, 2006 due the expiration of unused net operating losses of approximately $150,000.

NET CAPITAL

Total Stockholders' Equity	$ 146,280
Total Capital and Allowable Subordinated Liabilities	
Deductions and/or Charges	
Non-allowable assets	
Petty cash	(143)
Prepaid expenses	(5,336)
Furniture and equipment	(3,463)
Other investments	(3,300)
Security deposits	(775)
Total Non-Allowable Assets	(13,017)
Net Capital Before Haircut on Securities Positions	133,263
Haircut on Marketable Securities	15,065
Net Capital	118,198

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	11,050
Total Aggregate Indebtedness	11,050

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required (6 2/3% of total aggregate indebtedness)	737
Minimum dollar net capital requirement	50,000
Net Capital Requirement	50,000
Excess Net Capital	$ 68,198
Ratio Aggregate Indebtedness to Net Capital	0.09 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part IIA of Form X-17a-5(a) as of June 30, 2005)

Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 125,274
Net audit adjustments - accruals, depreciation	(7,076)
Net capital per above	$ 118,198



A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS

380 Foothill Road ◦ P.O. Box 6483 • Bridgewater, NJ 08807-0483
Phone: 908-231-1000 ◦ FAX: 908-231-6894
Website: www.rrbb.com ◦ E-Mail: info@rrbb.com

Aaron A. Rich, CPA●
Alvin P. Levine, CPA+
Frank S. LaForgia, CPA
Carl S. Schwartz, CPA✳
David N. Roth, CPA
Steven J. Truppo, CPA
Leonard M. Friedman, CPA◆♣
Gary A. Sherman, CPA✳
Pamela Bezner Ali, CPA
Marsha L. Baldinger, CPA, CFP★◆
Robert S. Quick, CPA

Daniel M. Brooks, CPA

Dorvin M. Rosenberg, CPA
Nicholas L. Truglio, CPA▲

Kenneth A. Berman, CPA (1933-2000)
Barry D. Kopp, CPA✳ (1940-2005)

✳ NJ and NY
+ NJ and FL
● NJ, NY and PA
◆ Accredited in Business Valuation
♣ Certified Business Appraiser
★ Certified Financial Planner
▲ Certified Fraud Examiner

Other Office:

111 Dunnell Road
Maplewood, NJ 07040
973-763-6363
973-763-4430 Fax

Independent Auditors' Report
On Internal Control Structure

The Board of Directors and Stockholders
  of Joseph Matthews & Co., Inc.

In planning and performing our audit of the financial statements of Joseph Matthews & Co., Inc. for the year ended June 30, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Joseph Matthews & Co., Inc. that we considered relevant to the objectives stated in rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. The Company introduces and forwards as a broker all transactions and accounts of customers to clearing brokers who carry such accounts on a fully disclosed basis; the Company handles no funds or securities of such customers. The Company effects transactions in securities for its own account through the clearing broker. Due to the nature of its business, the Company is exempt from rule 15c3-3 and various other SEC Rules and Regulations. Accordingly, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. At June 30, 2006, the Company was in compliance with the conditions of its exemption from rule 15c3-3 and no facts came to our attention during our audit that indicated that such conditions had not been complied with during the year under review.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to above. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to above and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company

10



has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for any other purpose.

Rosenberg Rich Baker Berman & Company

Bridgewater, New Jersey
August 9, 2006

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